UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date Examination completed:
811 -05583			November 22, 2013

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
Franklin Large Cap Value Securities Fund
Franklin Managed Volatility Global Allocation VIP Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Value Securities Fund
Franklin Small-Mid Cap Growth Securities Fund
Franklin Strategic Income Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Russia and East European Fund, Inc.
Templeton Dragon Fund, Inc.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2013.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of July 31, 2013 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2013 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

November 22, 2013

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2013, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2013, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date 11/22/13

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date 11/22/13

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

Date 11/22/13

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date 11/22/13

Fund	Period

Franklin Templeton Limited Duration Income Trust	April 1, 2013 - July 31, 2013

Templeton Global Investment Trust:
Templeton BRIC Fund	April 1, 2013 - July 31, 2013
Templeton Emerging Markets Balanced Fund	April 1, 2013 - July 31, 2013
Templeton Emerging Markets Small Cap Fund	April 1, 2013 - July 31, 2013
Templeton Frontier Markets Fund	April 1, 2013 - July 31, 2013
Templeton Global Balanced Fund	April 1, 2013 - July 31, 2013

Templeton Russia and East European Fund, Inc.	April 1, 2013 - July 31, 2013

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	April 1, 2013 - July 31, 2013

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	April 1, 2013 - July 31, 2013
Franklin Flex Cap Growth Fund	April 1, 2013 - July 31, 2013
Franklin Focused Core Equity Fund	April 1, 2013 - July 31, 2013
Franklin Growth Opportunities Fund	April 1, 2013 - July 31, 2013
Franklin Natural Resources Fund	April 1, 2013 - July 31, 2013
Franklin Small Cap Growth Fund	April 1, 2013 - July 31, 2013
Franklin Small-Mid Cap Growth Fund	April 1, 2013 - July 31, 2013
Franklin Strategic Income Fund	April 1, 2013 - July 31, 2013

Franklin High Income Trust:
Franklin High Income Fund	April 1, 2013 - July 31, 2013

Franklin Money Fund	April 1, 2013 - July 31, 2013

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	April 1, 2013 - July 31, 2013

Institutional Fiduciary Trust:
Money Market Portfolio	April 1, 2013 - July 31, 2013

Franklin Global Trust:
Franklin International Growth Fund	April 1, 2013 - July 31, 2013
Franklin Large Cap Equity Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Emerging Market Debt Opportunities Fund	April 1, 2013 - July 31, 2013

Franklin Gold and Precious Metals Fund	April 1, 2013 - July 31, 2013

Franklin Universal Trust	April 1, 2013 - July 31, 2013

Templeton China World Fund	April 1, 2013 - July 31, 2013

Templeton Emerging Markets Fund	April 1, 2013 - July 31, 2013

Templeton Emerging Markets Income Fund	April 1, 2013 - July 31, 2013

Templeton Global Income Fund	April 1, 2013 - July 31, 2013

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	April 1, 2013 - July 31, 2013
Templeton Global Bond Fund	April 1, 2013 - July 31, 2013
Templeton Global Total Return Fund	April 1, 2013 - July 31, 2013
Templeton International Bond Fund	April 1, 2013 - July 31, 2013

Franklin Custodian Funds:
Franklin DynaTech Fund	April 1, 2013 - July 31, 2013
Franklin Growth Fund	April 1, 2013 - July 31, 2013
Franklin Income Fund	April 1, 2013 - July 31, 2013
Franklin U.S. Government Securities Fund	April 1, 2013 - July 31, 2013
Franklin Utilities Fund	April 1, 2013 - July 31, 2013

Franklin Strategic Mortgage Portfolio	April 1, 2013 - July 31, 2013

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	April 1, 2013 - July 31, 2013
Franklin Balanced Fund	April 1, 2013 - July 31, 2013
Franklin Convertible Securities Fund	April 1, 2013 - July 31, 2013
Franklin Equity Income Fund	April 1, 2013 - July 31, 2013
Franklin Floating Rate Daily Access Fund	April 1, 2013 - July 31, 2013
Franklin Limited Maturity U.S. Government Securities Fund	April 1, 2013 - July 31, 2013
Franklin Low Duration Total Return Fund	April 1, 2013 - July 31, 2013
Franklin Total Return Fund	April 1, 2013 - July 31, 2013

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	April 1, 2013 - July 31, 2013

Franklin Templeton International Trust:
Franklin India Growth Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Global Allocation Fund	April 1, 2013 - July 31, 2013
Franklin World Perspectives Fund	April 1, 2013 - July 31, 2013

Franklin Value Investors Trust:
Franklin All Cap Value Fund	April 1, 2013 - July 31, 2013
Franklin Balance Sheet Investment Fund	April 1, 2013 - July 31, 2013
Franklin Large Cap Value Fund	April 1, 2013 - July 31, 2013
Franklin MicroCap Value Fund	April 1, 2013 - July 31, 2013
Franklin MidCap Value Fund	April 1, 2013 - July 31, 2013
Franklin Small Cap Value Fund	April 1, 2013 - July 31, 2013

Templeton Developing Markets Trust	April 1, 2013 - July 31, 2013

Franklin Templeton Fund Allocator Series:
Franklin LifeSmart 2015 Retirement Target Fund	April 1, 2013 - July 31, 2013
Franklin LifeSmart 2020 Retirement Target Fund	July 1, 2013 - July 31, 2013
Franklin LifeSmart 2025 Retirement Target Fund	April 1, 2013 - July 31, 2013
Franklin LifeSmart 2030 Retirement Target Fund	July 1, 2013 - July 31, 2013
Franklin LifeSmart 2035 Retirement Target Fund	April 1, 2013 - July 31, 2013
Franklin LifeSmart 2040 Retirement Target Fund	July 1, 2013 - July 31, 2013
Franklin LifeSmart 2045 Retirement Target Fund	April 1, 2013 - July 31, 2013
Franklin LifeSmart 2050 Retirement Target Fund	July 1, 2013 - July 31, 2013
Franklin Templeton Conservative Allocation Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Corefolio Allocation Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Founding Funds Allocation Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Growth Allocation Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Moderate Allocation Fund	April 1, 2013 - July 31, 2013
Franklin Templeton Multi-Asset Real Return Fund	April 1, 2013 - July 31, 2013

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	April 1, 2013 - July 31, 2013
Franklin Large Cap Value Securities Fund	April 1, 2013 - July 31, 2013
Franklin Managed Volatility Global Allocation VIP Fund	April 1, 2013 - July 31, 2013
Franklin Rising Dividends Securities Fund	April 1, 2013 - July 31, 2013
Franklin Small Cap Value Securities Fund	April 1, 2013 - July 31, 2013
Franklin Small-Mid Cap Growth Securities Fund	April 1, 2013 - July 31, 2013
Franklin Strategic Income Securities Fund	April 1, 2013 - July 31, 2013
Franklin Templeton VIP Founding Funds Allocation Fund	April 1, 2013 - July 31, 2013
Templeton Developing Markets Securities Fund	April 1, 2013 - July 31, 2013
Templeton Foreign Securities Fund	April 1, 2013 - July 31, 2013

Templeton Dragon Fund, Inc.	April 1, 2013 - July 31, 2013

Templeton Institutional Funds:
Foreign Equity Series	April 1, 2013 - July 31, 2013
Emerging Markets Series	April 1, 2013 - July 31, 2013